Exhibit 99.1

AMENDMENT TO THE

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

1998 STOCK OPTION PLAN

Pursuant to the authority reserved to it under Section 11 of the Innovative Solutions and Support, Inc. 1998 Stock Option Plan, as amended (the “Plan”), the Company hereby amends the Plan, effective October       , 2008, as follows:

1.                                       Section 8(b) of the Plan is hereby amended and restated in its entirety to read as follows:

“b.                                Option Price. Each Option Document shall, subject to adjustment as provided in Section 10 of the Plan, state the Option Price which, for any Option shall be at least than 100% of the Fair Market Value of the Shares on the date the Option is granted; provided, however, that if an ISO is granted to an Optionee who then owns, directly or by attribution under Section 424(d) of the Code, stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or an Affiliate, then the Option Price of such ISO shall be at least 110% of the Fair Market Value of the Shares on the date the Option is granted.  “Fair Market Value” means, on any given date (i) if the Shares are then listed on a national securities exchange, including the Nasdaq Global Select Market (“NASDAQ”), the closing sales price per Share on the exchange for such date, or if no sale was made on such date on the exchange, on the last preceding day on which a sale occurred; (ii) if Shares are not then listed on a national securities exchange but are then quoted on another stock quotation system, the closing price for the Shares as quoted on such quotation system on such date, or if no sale was made on such date on such quotation system, on the last preceding day on which a sale was made; or (iii) if (i) and (ii) do not apply, such value as the Committee in its discretion may in good faith determine in accordance with Section 409A of the Code (and, with respect to Incentive Stock Options, Section 422 of the Code) and the applicable guidance thereunder.”

2.                                       Section 8(d) of the Plan is hereby amended and restated in its entirety to read as follows:

“d.                                Medium of Payment.  Upon exercise of an Option, the aggregate Option Price for the Shares as to which the Option is being exercised shall, in the discretion of the Committee, be (i) paid in U.S. funds by cash (including a check, draft or wire transfer made payable to the order of the Company), or delivery of stock certificates for Shares of the Company’s Common Stock, free of all liens, claims and encumbrances of every kind, and endorsed in blank or accompanied by executed stock powers with signatures guaranteed by a national bank or trust company or a member of a national securities exchange evidencing Shares (in which case the value of such Shares shall be deemed to be their Fair Market Value on the date of exercise of the Option), (ii) deemed to be paid provided the notice of exercise of the Option is accompanied to the Committee’s satisfaction by a copy of irrevocable instructions to a broker to promptly deliver to the Company an amount of sales or loan proceeds sufficient to pay the Option Price in full, or (iii) a combination of the foregoing or such other consideration as the Committee may, in its discretion, permit.”

To record the adoption of this Amendment to the Plan, the Company has caused its authorized officer to affix its corporate name hereto effective as of the day and year first written above.

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

By:

Name:

Title: